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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
August 3, 2012	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR CORRESPONDENCE	Hamburg	San Francisco
	Hong Kong	Shanghai
Max A. Webb	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:                             Manchester United Ltd.
Amendment No. 2 to the Registration Statement on Form F-1
Filed on July 30, 2012
File No. 333-182535

Dear Mr. Webb:

We are in receipt of the letter dated August 2, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 (as it may be amended or supplemented, the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Manchester United Ltd. (the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is filing (via EDGAR) the third amendment to the Registration Statement (“Amendment No. 3”), which reflects changes made to respond to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 3 are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated August 2, 2012 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 3.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of Amendment No. 3.

Risk Factors, page 18

We believe that we will be treated as a US domestic corporation, page 38

1.             We note your response to our prior comment 7 and reissue in part. Please advise, with a view towards revised disclosure in this risk factor, whether the reorganization transaction was structured in this manner to provide any tax benefits to your principal shareholder.

Response:

As discussed telephonically with the Staff on August 3, 2012, the Company respectfully submits that regardless of which jurisdiction the Company was incorporated in, other than the United Kingdom, it believes it would be treated as a U.S. domestic corporation for U.S. federal income tax purposes.  The principal reason for choosing to incorporate in the Cayman Islands, versus any other jurisdiction, is the corporate governance benefits it provides to the Company’s principal shareholder, as disclosed throughout the prospectus and as noted in the referenced risk factor.  There may have been adverse U.S. federal income tax consequences to the indirect owners of the principal shareholder if the Company was incorporated in the United Kingdom; however, from the standpoint of corporate governance, the United Kingdom was not contemplated as a choice of jurisdiction of incorporation.

Sponsorship, page 91

Shirt sponsor, page 93

2.             We note your disclosure in the Recent Developments section on page 7 that you have entered into a new shirt sponsorship agreement with General Motors for the Chevrolet brand. Please revise this section to discuss in greater detail the new shirt sponsorship agreement with General Motors. Please include enough details, financial and otherwise, so that investors can understand how this new agreement will affect your business and operations, and specifically your sponsorship revenue, going forward.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss in greater detail its new shirt sponsorship agreement with General Motors.  Please see page 93 of Amendment No. 3.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.             Both your positioning of the disclosure of the new shirt sponsorship agreement with General Motors for the Chevrolet brand in the Recent Developments section on page 7 and news articles we have reviewed suggest that this agreement should be filed as an exhibit to this registration statement. Please file it or explain why you believe it is not required to be filed.

Response:

The Company notes the Staff’s comment and respectfully submits that its shirt sponsorship agreement with General Motors is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K, and is accordingly not required to be filed as an exhibit to the Registration Statement.  First, the sponsorship agreement was entered into by the Company in the ordinary course of its business.  As disclosed in the prospectus, the Company partners with many third parties in operating its business (including its existing shirt sponsor, Aon, as well as other valued sponsors such as DHL, Singha, Concha y Toro, Thomas Cook, Hublot and Epson).  Second, although the Company’s relationship with General Motors will develop into an important aspect of the Company’s business, the Company has not yet received any revenue from the shirt sponsorship agreement and is not, and does not expect to be, “substantially dependent” on the shirt sponsorship agreement.

Regulation S-K requires varying degrees of disclosure based on the importance of the relationship between the Company and a particular customer.  On the one hand, under Item 101(c)(vii) of Regulation S-K, if the Company has a customer that accounts for 10% or more of its revenue and the loss of the customer would have a material adverse effect on the Company, the Company is required to name the customer in its registration statement.  On the other hand, Item 601(b)(10)(ii)(B) provides a distinct test for when the Company will be required to file a contract as an exhibit to a registration statement. Under Item 601(b)(10), the Company need not file a contract if the contract is such as ordinarily accompanies the kind of business conducted by the Company, as such contracts are deemed to have been made in the ordinary course of business, and is one which the Company’s business is not “substantially dependent.”

Because there is no quantitative test under Item 601(b)(10)(ii)(B), the Company submits that it would not necessarily be substantially dependent on a contract solely because it is responsible for more than 10% of its revenue in any fiscal year.  Similarly, in the event that the shirt sponsorship agreement with General Motors accounts for more than 10% of the Company’s revenue in the future, this would not necessarily force the conclusion that the Company is “substantially dependent” on that contract.  Although Item 101(c)(vii) employs a quantitative test, Item 601(b)(10)(ii)(B) utilizes a “facts and circumstances” analysis in determining whether there is “substantial dependence” on any particular contract.

At this time, the Company does not know whether the shirt sponsorship agreement with General Motors will be responsible for more than 10% of its revenue in any fiscal year.  The initial $70 million of annual revenue to be derived from the agreement with General Motors will not start until the 2014/15 season.  Regardless, the Company respectfully submits that that the loss of the shirt sponsorship agreement with General Motors would not fundamentally affect the nature or structure of its business.  In addition, similar to the Company’s existing sponsorship agreements, if the shirt sponsorship agreement with General Motors were to be terminated, the Company submits that it would be easily replaced without substantial harm to the Company’s business or results of operations.  Accordingly, the Company does not believe that it is, or will become, “substantially dependent” on the shirt sponsorship agreement with General Motors.

Above all, the Company believes that its proposed disclosure approach strikes an appropriate balance: it makes material information available to investors without giving undue emphasis to an agreement that will not begin to generate revenue for the Company until 2014.

Exhibit 5.1

4.             Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between the Class A ordinary shares being offered by the company and the Class A ordinary shares being offered by the selling shareholder to include any over-allotment shares.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 5.1 to Amendment No. 3.

5.             Please have counsel revise the first numbered opinion to opine that (i) the Class A ordinary shares being offered by the company will be legally issued, fully paid and non-assessable and (ii) the Class A ordinary shares being offered by the selling shareholder, to include any over-allotment shares, are legally issued, fully paid and non-assessable. Refer to Staff Legal Bulletin No. 19 dated October 14, 2011 for guidance. Specifically, refer to Sections II.B.1.c and II.B.2.h for guidance on the substance of legality opinions related to shares of capital stock of foreign corporate registrants and for registration statements that register the resale of shares that are already outstanding.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 5.1 to Amendment No. 3.

6.                                      Please have counsel delete the fourth and ninth numbered assumptions.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 5.1 to Amendment No. 3.

Schedule 1

7.             Please have counsel revise Schedule 1 to fill in certain omitted information and to reference the correct dates of the registration statement and prospectus reviewed by counsel. In this regard, we note that Section 3(a) of Schedule 1 includes a bracket and

Sections 3(a) and (b) of Schedule 1 reference a registration statement and prospectus dated July 23, 2012 which was not filed by the company with the Commission.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Schedule 1 of Exhibit 5.1 to Amendment No. 3.

8.             Refer to Section 3(a). We note that the prospectus covers offers by the company and the selling shareholder. Please have counsel revise as applicable.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Schedule 1 of Exhibit 5.1 to Amendment No. 3.

Exhibit 8.1

9.             Please have counsel revise the first paragraph to reference the correct par value of the company’s Class A ordinary shares. In this regard, we note that the most recent amendment discloses a par value of $0.0005 per share.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 8.1 to Amendment No. 3.

10.          We note that counsel has provided a short-form tax opinion. We also note counsel’s statement in the second paragraph on page 2 that it is counsel’s “opinion that the statements in the Registration Statement under the caption ‘Material US Federal Income Tax Consequences,’… constitute accurate summaries of the matters described therein in all material respects.” Please have counsel revise to state clearly in its short-form tax opinion that the disclosure in the Material US Federal Income Tax Consequences section of the prospectus is counsel’s opinion.

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 8.1 to Amendment No. 3.

11.          Please refer to the fifth paragraph on page 2. Investors are entitled to rely on the opinion expressed. Please have counsel delete the phrase “upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever.”

Response:

The Company notes the Staff’s comment and has filed an opinion of counsel that has been revised accordingly.  Please see Exhibit 8.1 to Amendment No. 3.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	Patrick Kuhn, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Donald Field, Securities and Exchange Commission
Justin Dobbie, Securities and Exchange Commission
Edward Woodward, Manchester United Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Alexander F. Cohen, Esq., Latham & Watkins LLP
Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP
Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP
Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP
John B. Meade, Esq., Davis Polk & Wardwell LLP
Jennifer Harper, PricewaterhouseCoopers LLP